UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 15)* PIMCO Income Strategy Fund
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201H207 72201H306 72201H405
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

1,037*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

This Amendment No. 15 ("Amendment No. 15") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011, November 14, 2011, December 1, 2011, February 29, 2012, May 10, 2012, June 6, 2012, August 1, 2013, September 20, 2013 and April 24, 2014 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

As disclosed in Amendment No. 14 to this Schedule 13D, the Reporting Persons have had discussions, at the Reporting Persons' request, with representatives of the Issuer and its sub-advisor regarding financing alternatives and a possible tender offer by the Issuer for the Shares.  During these discussions, in order to meet a deadline imposed by the Issuer's bylaws, the Reporting Persons notified the Secretary of the Issuer of their intention to nominate two individuals for election to the Issuer's board of trustees at the next annual meeting of the Issuer's shareholders.  Subsequent to the notification, the Reporting Persons entered into a confidentiality agreement with the Issuer's investment manager and the Issuer's sub-advisor as part of the on-going discussions, which provides, among other things, that the Reporting Persons have agreed to withdraw and suspend these nominations during a two-week period, subject to a possible later resubmission.  A copy of the confidentiality agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Confidentiality Agreement Exhibit B: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2014
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Allianz Global Investors Fund Management LLC
Pacific Investment Management Company LLC
1633 Broadway
New York, New York 10019

May 8, 2014

Brigade Capital Management, LLC
399 Park Avenue, 16th Floor
New York, NY 10022

Attention: Mr. Donald E. Morgan, III

Dear Mr. Morgan:

1.           Reference is made to (i) recent discussions Brigade Capital Management, LLC and its affiliates (together, "Brigade" or "you") have had with the Boards of Trustees ("Trustees") of PIMCO Income Strategy Fund ("PFL") and PIMCO Income Strategy Fund II ("PFN," and, together with PFL, the "Funds"), Allianz Global Investors Fund Management LLC, the investment manager of the Funds ("AGIFM") and Pacific Investment Management Company LLC, the sub-adviser of the Funds ("PIMCO" and, together with AGIFM, the "Managers") (the Managers, together with Brigade, the "parties" and individually, a "party") regarding Brigade's proposal that the Funds pursue leverage alternatives for the outstanding Auction Rate Preferred Shares of the Funds (the "ARPS"), including Brigade's proposal of an issuer tender offer for outstanding ARPS (a "Tender Offer"), and (ii) your letter dated May 2, 2014 relating to the nomination of Alan Miller to the Board of Trustees of PFL and of Marti Murray to the Boards of Trustees of PFL and PFN (the "Trustee Nominations," and, collectively with matters discussed in (i) above, the "Discussions").  Brigade is a substantial holder of each Fund's ARPS and previously nominated Mr. Miller as a Trustee of PFN, a position Mr. Miller currently holds.  Representatives (as defined below) of the Managers and their affiliates wish to discuss with you matters relating to the Discussions.  With respect to the Discussions, the Managers or its affiliates may provide to Brigade, subject to Brigade's prior consent, among other things, documentation and other information (including written, oral or electronic communications) relating to the Managers, the Funds and the Trustees that may be of a confidential or otherwise non-public nature.  Such documentation and other information, including the Discussions and related documentation and information, hereinafter is referred to as the "Fund Confidential Information".  You may also provide to the Managers, the Funds or the Trustees, subject to their prior consent, among other things, documentation and other information (including written, oral or electronic communications) relating to Brigade.  Such documentation and other information, including the Discussions and related documentation and information, hereinafter is referred to as the "Brigade Confidential Information," and, together with the Fund Confidential Information, "Confidential Information".  The parties hereby consent to being provided information by the other party regarding prices at which a Tender Offer might be conducted and related information and agree that such information constitutes Confidential Information hereunder.  For purposes of this letter agreement, each party as the provider of Confidential Information is referred to as the "disclosing party" and each party as a recipient of Confidential Information is referred to as the "non-disclosing party." The Managers (together, the "Fund Parties") are referred to as a single "disclosing party" as providers of Fund Confidential Information and are referred to as a single "non-disclosing party" as the recipients of Brigade Confidential Information. Any notes, analyses, compilations, studies, interpretations, memoranda and other documents prepared by the non-disclosing party or its Representatives (as defined below) which contain Confidential Information of the disclosing party or which are in any way derivative of Confidential Information of the disclosing party shall also be deemed to be Confidential Information.

2.           As a condition to Brigade and its Representatives being furnished with Fund Confidential Information, Brigade agrees to treat any Fund Confidential Information that is furnished to Brigade by or on behalf of the Fund Parties in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth.

Similarly, the Fund Parties agree to treat any Brigade Confidential Information that is furnished to them by or on behalf of Brigade in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions as set forth herein.

The term "Confidential Information" does not include information that (i) is or shall become generally available to the public other than as a result of a disclosure by the non-disclosing party or its Representatives in violation of the terms herein set forth; or (ii) becomes available to the non-disclosing party on a non-confidential basis from a source other than the disclosing party or its Representatives, provided that such source is not known by the non-disclosing party to be bound by a confidentiality agreement with or other obligation of secrecy to the disclosing party or another party. As used in this letter agreement, "Representatives" of an entity shall mean the directors, trustees, officers, employees, agents and affiliates of the entity (provided, however, that Brigade, on the one hand, and the Fund Parties and the Funds, on the other hand, shall not be deemed to be affiliates of one another for these purposes), as well as the entity's advisors, accountants and attorneys and their representatives.

3.           Each party hereto hereby agrees that the other party's Confidential Information will be kept confidential by the non-disclosing party and its Representatives; provided, however, that (i) any of such information may be disclosed to the non-disclosing party's Representatives who need to know such information for the purpose of considering actions with respect to the Discussions or evaluating the non-disclosing party's intended courses of action (it being understood that such Representatives shall be informed by the non-disclosing party of the confidential nature of such information and shall agree to abide by the terms of this letter agreement applicable to Representatives); (ii) any disclosure of such information may be made to which the disclosing party consents in writing; and (iii) any disclosure of such information may be made if the party making such disclosure is advised by outside counsel that such disclosure is required by rule or law (including, in the case of Brigade, by reason of federal securities law requirements in the context of conducting a solicitation of proxies at the Funds' next annual meeting or in connection with its Schedule 13D filing requirements), and then only to the extent of such requirement, and provided further that the party making such disclosure shall provide advance notice of the same to the other party and use reasonable efforts to agree with the other party upon mutually acceptable disclosure.  Each party hereto agrees to be responsible for any breach of this letter agreement by its Representatives (including, without limitation, any Representatives who, subsequent to the first date of disclosure of the disclosing party's Confidential Information hereunder, become its former Representatives) and for any claims, losses, liabilities and damages resulting therefrom.

4.           The parties agree to discuss the subject matter of the Discussions during the period commencing on the date of this letter agreement and ending on May 23, 2014 (the period from the execution of this letter agreement through May 23, 2014, as it may be shortened or extended by written agreement of the parties, the "Discussions Period"). Each party agrees not to bring any claim, lawsuit, action, litigation or other proceeding against each other party or their affiliates (including, without limitation, the Managers, the Funds, the Trustees and Brigade) based on Confidential Information provided to such party during the Discussions Period relating solely to the possibility of the Funds pursuing one or more Tender Offers (including prices at which a Tender Offer may be conducted) and related leverage alternatives.  In addition, Brigade hereby agrees to withdraw and suspend the Trustee Nominations during the Discussions Period, and Brigade agrees that it shall not take any action in furtherance of the Trustee Nominations, including any disclosures of the same to third parties or the making of any public filings regarding the same, during the Discussions Period, provided that it is recognized that Brigade intends to make an amendment to its Schedule 13D filings with respect to the Funds regarding this letter agreement and to attach a copy of this letter agreement as an exhibit to such amendment.  If the parties are not able to reach an agreement with respect to the Discussions during the Discussions Period, the Fund Parties agree to treat the Trustee Nominations as having been resubmitted as of the end of the Discussion Period (without any further action required of Brigade) and received timely under each Fund's Amended and Restated By-laws and that they will not take action on the grounds of an untimely notification under a Fund's Amended and Restated By-laws to disallow the Trustee Nominations from being presented to shareholders of the Funds at their annual shareholder meeting, currently anticipated to take place in July 2014. The Discussions Period may be shortened or extended only by written agreement of the parties.

5.           In the event that any party hereto, or any of its Representatives, becomes legally compelled or required (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) or requested by regulators having jurisdiction to disclose any of the disclosing party's Confidential Information, the non-disclosing party shall (unless legally prohibited) provide the disclosing party with prompt prior written notice of such requirement so that the disclosing party may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this letter agreement and, upon the disclosing party's request, the non-disclosing party shall take reasonable steps to assist the disclosing party in obtaining such order and/or contesting such request for disclosure at the sole cost and expense of the disclosing party.  In the event that such protective order or other remedy is not obtained, or that a disclosing party waives compliance with the provisions hereof, each non-disclosing party agrees to furnish only that portion of the disclosing party's Confidential Information which the non-disclosing party is advised by opinion of outside counsel is legally required and to exercise commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosing party's Confidential Information.

6.           Each party hereto hereby acknowledges that it is aware, and that it will advise its Representatives who are informed in accordance with the terms of this letter agreement, that the U.S. securities laws prohibit any person who has received from, or on behalf of, an issuer (such as a Fund), material non-public information concerning the matters which are the subject of this letter agreement, from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Subject to applicable law, the restriction on purchasing or selling securities as set forth above, does not apply, however, once the material non-public information has been disclosed or released to the public (in accordance with Regulation FD) by a means other than through the prohibited actions of the non-disclosing party or its Representatives or such information is no longer material.

7.           It is further understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

8.           Each party hereby acknowledges that the unauthorized disclosure or use of the disclosing party's Confidential Information could cause irreparable harm and significant injury to the disclosing party which may be difficult to ascertain.  Accordingly, each party agrees that, without prejudice to the rights and remedies otherwise available to it, the disclosing party shall have the right to equitable relief including a temporary restraining order and preliminary injunction, for a breach or a threat to breach any of the provisions of this letter agreement by the non-disclosing party, or any of the non-disclosing party's Representatives, and that the non-disclosing party shall not oppose the granting of such relief.  Such right of the disclosing party to equitable relief shall be in addition to any other remedies available to it.

9.             This letter agreement shall terminate on May 23, 2014, provided that the obligations and prohibitions of each party hereunder with respect to the Confidential Information and each party's obligations under Section 8 hereof shall survive the termination of this letter agreement. Upon such termination, or upon request by the disclosing party, if earlier, the non-disclosing party will promptly destroy or return to the disclosing party all copies of the disclosing party's Confidential Information in the non-disclosing party's possession or in the possession of its Representatives, and the non-disclosing party will promptly destroy all copies of any analyses, compilations, studies or other documents prepared by or for it or its Representatives or for its or their use that reflect or contain any of the disclosing party's Confidential Information.

10.           Each party hereto understands that neither any non-disclosing party nor any of its Representatives has made or makes any representation or warranty, expressed or implied, as to the accuracy or completeness of its Confidential Information or of any other information concerning the disclosing party provided or prepared by or for any non-disclosing party.

11.           This letter agreement is governed by the laws of the State of New York, without regard to the principles of conflicts of laws or choice of laws of any state or commonwealth.  Each party submits to the exclusive jurisdiction of, and acknowledges the propriety of venue in the United States District Court for the Southern District of New York sitting in New York County, New York, and its appellate courts, as well as any Courts of the State of New York sitting in New York County, New York, and the appellate courts thereof.

12.           To the extent not prohibited by applicable law that cannot be waived, the parties hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any action arising in whole or in part under or in connection with this letter agreement, whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise.  The parties agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement between the parties each irrevocably to waive its right to trial by jury in any proceeding whatsoever between them relating to this letter agreement, which will instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

This letter agreement may be executed in multiple counterparts, all of which shall constitute one instrument.

Sincerely,

Allianz Global Investors Fund Management LLC

By:   /s/ Julian Sluyters
         Member of Management Board

Date:           May 8, 2014

Pacific Investment Management Company LLC

By:   /s/ Craig A. Dawson
         Managing Director

Date:           May 8, 2014

Confirmed and agreed to:

Brigade Capital Management, LLC

By:       /s/  Donald E. Morgan, III
             Managing Member

Date:           May 8, 2014

Brigade Leveraged Capital Structures Fund Ltd.

By:      /s/  Donald E. Morgan, III
            Director

Date:           May 8, 2014

Donald E. Morgan, III

By:           /s/  Donald E. Morgan, III
Date:           May 8, 2014

Exhibit B

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

May 8, 2014
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0003 1476282